SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

CGG

(Exact name of registrant as specified in its charter)

CGG

(Translation of registrant’s name into English)

Republic of France

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment, including on our customers and suppliers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2012 that we filed with the SEC on April 25, 2013. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG - Investor Relations Department, Tour Maine Montparnasse - 33, avenue du Maine - 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

Amounts in millions of U.S.$, except per share data or unless indicated	Three months ended September 30,
	2013	2012 (restated) (4)

Operating revenues	908.0	855.0
Other income from ordinary activities	0.4	0.6
Total income from ordinary activities	908.4	855.6
Cost of operations	(714.3)	(660.5)
Gross profit	194.1	195.1
Research and development expenses, net	(33.1)	(20.9)
Marketing and selling expenses	(31.5)	(22.1)
General and administrative expenses	(56.1)	(44.3)
Other revenues (expenses), net	5.6	6.8
Operating income	79.0	114.6
Expenses related to financial debt	(51.5)	(38.8)
Income provided by cash and cash equivalents	0.4	0.6
Cost of financial debt, net	(51.1)	(38.2)
Other financial income (loss)	(7.5)	(0.1)
Income (loss) of consolidated companies before income taxes	20.4	76.3
Deferred taxes on currency translation	4.7	0.2
Other income taxes	(15.4)	(41.1)
Total income taxes	(10.7)	(40.9)
Net income (loss) from consolidated companies	9.7	35.4
Share of income (loss) in companies accounted for under equity method	(5.8)	12.6
Net income (loss)	3.9	48.0
Attributable to :
Owners of CGG	$2.2	44.4
Owners of CGG (1)	€1.7	34.8
Non-controlling interests	$1.7	3.6

Weighted average number of shares outstanding	176,878,535	158,794,301
Dilutive potential shares from stock-options	521,919	810,629
Dilutive potential shares from performance share plan	611,140	680,746
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	178,011,594	160,285,676
Net income (loss) per share
Basic	$0.01	0.28 (3)
Basic (1)	€0.01	0.22 (3)
Diluted	$0.01	0.28 (3)
Diluted (1)	€0.01	0.22 (3)

(1)	Corresponding to the nine month amount in euros less the half-year amount in euros.
(2)

Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

(3)

As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(4)	Restatement related to IAS19 revised - see note 1 - Change in Accounting Policies

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

Amounts in millions of U.S.$, except per share data or unless indicated	Nine months ended September 30,
	2013	2012 (restated) (4)

Operating revenues	2,810.4	2,472.6
Other income from ordinary activities	1.5	2.7
Total income from ordinary activities	2,811.9	2,475.3
Cost of operations	(2,183.8)	(1,963.8)
Gross profit	628.1	511.5
Research and development expenses, net	(84.1)	(65.4)
Marketing and selling expenses	(94.4)	(68.7)
General and administrative expenses	(161.3)	(136.4)
Other revenues (expenses), net	64.0	12.8
Operating income	352.3	253.8
Expenses related to financial debt	(145.6)	(117.5)
Income provided by cash and cash equivalents	1.4	2.0
Cost of financial debt, net	(144.2)	(115.5)
Other financial income (loss)	(12.4)	1.3
Income (loss) of consolidated companies before income taxes	195.7	139.6
Deferred taxes on currency translation	(0.3)	0.2
Other income taxes	(77.0)	(87.3)
Total income taxes	(77.3)	(87.1)
Net income (loss) from consolidated companies	118.4	52.5
Share of income (loss) in companies accounted for under equity method	0.3	26.3
Net income (loss)	118.7	78.8
Attributable to :
Owners of CGG	$113.8	65.6
Owners of CGG (1)	€86.6	51.0
Non-controlling interests	$4.9	13.2

Weighted average number of shares outstanding	176,673,792	158,733,524
Dilutive potential shares from stock-options	558,049	685,906
Dilutive potential shares from performance share plan	611,140	680,745
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,842,981	160,100,175
Net income (loss) per share
Basic	$0.64	0.41 (3)
Basic (1)	€0.49	0.32 (3)
Diluted	$0.64	0.41 (3)
Diluted (1)	€0.49	0.32 (3)

(1)	Converted at the average exchange rate of U.S.$1.3148 and U.S.$1.2878 per € for the periods ended September 30, 2013 and 2012, respectively.
(2)

Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

(3)

As a result of the capital increase of CGG in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(4)	Restatement related to IAS19 revised - see note 1 - Change in Accounting Policies

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of U.S.$	Nine months ended September 30,
	2013	2012 (restated) (1)
Net income (loss) from statements of operations	118.7	78.8

Other comprehensive income to be reclassified in profit (loss) in subsequent period:

Gain (loss) on cash flow hedges	0.3	4.6
Income taxes	(0.1)	(1.6)
Net gain (loss) on cash flow hedges	0.2	3.0

Gain (loss) on net investment hedge	1.9	—
Income taxes	(0.7)	—
Net gain (loss) on net investment hedge	1.2	—
Exchange differences on translation of foreign operations	(4.6)	7.8
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	(3.2)	10.8

Other comprehensive income not to be classified in profit (loss) in subsequent period:

Gain (loss) on actuarial changes on pension plan	1.4	—
Income taxes	(0.5)	—
Net gain (loss) on actuarial changes on pension plan	0.9	—

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	0.9	—

Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method (3)	—	1.5

Total other comprehensive income (loss) for the period, net of taxes (1) + (2) + (3)	(2.3)	12.3

Total comprehensive income (loss) for the period	116.4	91.1

Attributable to :
Owners of CGG	110.5	78.3
Non-controlling interests	5.9	12.8

(1)	Restatement related to IAS19 revised - see note 1 - Change in Accounting Policies

C G G

UNAUDITED CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	September 30, 2013	December 31, 2012 (restated) (1)

ASSETS
Cash and cash equivalents	319.8	1,520.2
Trade accounts and notes receivable, net	1,080.8	888.7
Inventories and work-in-progress, net	494.1	419.2
Income tax assets	120.4	111.7
Other current assets, net	192.9	139.6
Assets held for sale, net	10.9	393.9
Total current assets	2,218.9	3,473.3
Deferred tax assets	211.6	171.4
Investments and other financial assets, net	50.0	53.7
Investments in companies under equity method	327.0	124.5
Property, plant and equipment, net	1,695.6	1,159.5
Intangible assets, net	1,271.9	934.9
Goodwill, net	3,125.3	2,415.5
Total non-current assets	6,681.4	4,859.5
TOTAL ASSETS	8,900.3	8,332.8

LIABILITIES AND EQUITY
Bank overdrafts	5.5	4.2
Current portion of financial debt	207.3	47.8
Trade accounts and notes payable	491.3	505.5
Accrued payroll costs	234.4	209.9
Income taxes liability payable	91.5	97.0
Advance billings to customers	42.8	36.0
Provisions - current portion	46.1	21.0
Other current liabilities	272.7	300.2
Total current liabilities	1,391.6	1,221.6
Deferred tax liabilities	146.0	106.0
Provisions - non-current portion	135.7	123.5
Financial debt	2,475.9	2,253.2
Other non-current liabilities	40.1	46.6
Total non-current liabilities	2,797.7	2,529.3
Common stock 301,810,588 shares authorized and 176,884,273 shares with a €0.40 nominal value issued and outstanding at September 30, 2013 and 176,392,225 at December 31, 2012	92.7	92.4
Additional paid-in capital	3,180.3	3,179.1
Retained earnings	1,278.3	1,190.6
Other reserves	(18.7)	(27.8)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	113.8	75.2
Cumulative income and expense recognized directly in equity	(7.4)	(7.6)
Cumulative translation adjustment	(2.5)	1.9
Equity attributable to owners of CGG	4,615.9	4,483.2
Non-controlling interests	95.1	98.7
Total equity	4,711.0	4,581.9
TOTAL LIABILITIES AND EQUITY	8,900.3	8,332.8

(1)	Restatement related to IAS19 revised - see note 1 - Change in Accounting Policies

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in millions of U.S.$	Nine months ended September 30,
	2013	2012 (restated) (1)
OPERATING
Net income (loss)	118.7	78.8
Depreciation and amortization	339.8	252.6
Multi-client surveys depreciation and amortization	270.2	237.5
Depreciation and amortization capitalized to multi-client surveys	(68.4)	(40.6)
Variance on provisions	12.2	(4.1)
Stock based compensation expenses	15.5	15.3
Net gain (loss) on disposal of fixed assets	(96.9)	(13.0)
Equity income (loss) of investees	(0.3)	(26.3)
Dividends received from affiliates	10.0	22.1
Other non-cash items	4.6	4.0
Net cash including net cost of financial debt and income tax	605.4	526.3
Less net cost of financial debt	144.2	115.5
Less income tax expense	77.3	87.1
Net cash excluding net cost of financial debt and income tax	826.9	728.9
Income tax paid	(86.2)	(122.8)
Net cash before changes in working capital	740.7	606.1
- change in trade accounts and notes receivable	(66.6)	(77.7)
- change in inventories and work-in-progress	(44.4)	(52.3)
- change in other current assets	27.9	(3.5)
- change in trade accounts and notes payable	(165.7)	23.2
- change in other current liabilities	(33.0)	(31.1)
Impact of changes in exchange rate on financial items	(2.6)	2.2
Net cash provided by operating activities	456.3	466.9
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(236.7)	(290.5)
Investment in multi-client surveys, net cash	(359.2)	(283.1)
Proceeds from disposals of tangible and intangible assets	4.9	3.3
Total net proceeds from financial assets	33.7	35.4
Acquisition of investments, net of cash and cash equivalents acquired	(939.9)	(52.5)
Impact of changes in consolidation scope	—	—
Variation in loans granted	3.9	0.4
Variation in subsidies for capital expenditures	(1.5)	(1.2)
Variation in other non-current financial assets	0.8	(1.4)
Net cash used in investing activities	(1,494.0)	(589.6)
FINANCING
Repayment of long-term debts	(466.3)	(50.8)
Total issuance of long-term debts	385.2	79.2
Lease repayments	(11.9)	(19.5)
Change in short-term loans	0.5	(2.0)
Financial expenses paid	(82.0)	(68.5)
Net proceeds from capital increase
- from shareholders	1.3	2.0
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(5.6)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(180.7)	(65.2)
Effects of exchange rates on cash	18.0	(6.4)
Net increase (decrease) in cash and cash equivalents	(1,200.4)	(194.3)
Cash and cash equivalents at beginning of year	1,520.2	531.4
Cash and cash equivalents at end of period	319.8	337.1

(1)	Restatement related to IAS19 revised - see note 1 - Change in Accounting Policies

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG	Non-controlling interests	Total equity

Balance at January 1, 2012 (restated) (a)	151,861,932	79.8	2,669.3	1,120.4	(17.0)	(20.6)	(11.5)	(25.8)	3,794.6	87.1	3,881.7

Capital increase	169,941	0.1	1.9						2.0		2.0
Dividends									—	(5.6)	(5.6)
Net income				65.6					65.6	13.2	78.8
Cost of share-based payment				15.8					15.8		15.8
Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							4.5		4.5		4.5
Exchange differences on foreign currency translation (3)								8.2	8.2	(0.4)	7.8

Other comprehensive income (1)+(2)+(3)							4.5	8.2	12.7	(0.4)	12.3
Issuance of convertible bonds, net of deferred taxes									—		—
Exchange differences on foreign currency translation generated by the mother company					(1.6)				(1.6)		(1.6)

Changes in consolidation scope and other				(3.6)					(3.6)		(3.6)

Balance at September 30, 2012 (restated) (a)	152,031,873	79.9	2,671.2	1,198.2	(18,6)	(20.6)	(7.0)	(17.6)	3,885.5	94.3	3,979.8

(a)	Restatement related to IAS19 revised - see note 1 - Change in Accounting Policies

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG	Non-controlling interests	Total equity

Balance at January 1, 2013 (restated) (a)	176,392,225	92.4	3,179.1	1,265.8	(27.8)	(20.6)	(7.6)	1.9	4,483.2	98.7	4,581.9

Capital increase	492,048	0.3	1.2	(0.2)					1.3		1.3
Dividends									—	(7.5)	(7.5)
Net income				113.8					113.8	4.9	118.7
Cost of share-based payment				12.7					12.7		12.7
Net gain (loss) on actuarial changes on pension plan (1)				0.9					0.9		0.9
Net gain (loss) on cash flow hedges (2)							0.2		0.2		0.2
Net gain (loss) on investment hedge (3)								1.2	1.2		1.2
Exchange differences on foreign currency translation (4)								(5.6)	(5.6)	1.0	(4.6)

Other comprehensive income (1)+(2)+(3)+(4)				0.9			0.2	(4.4)	(3.3)	1.0	(2.3)
Issuance of convertible bonds, net of deferred taxes				(0.6)					(0.6)		(0.6)
Exchange differences on foreign currency translation generated by the mother company					9.1				9.1		9.1
Changes in consolidation scope and other				(0.3)					(0.3)	(2.0)	(2.3)

Balance at September 30, 2013	176,884,273	92.7	3,180.3	1,392.1	(18.7)	(20.6)	(7.4)	(2.5)	4,615.9	95.1	4,711.0

(a)	Restatement related to IAS19 revised - see note 1 - Change in Accounting Policies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee for issue on November 4, 2013.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

The interim condensed consolidated financial statements are presented in U.S. dollar and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2012 included in its report on Form 20-F for the year 2012 filed with the SEC on April 25, 2013.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012, except for the adoption of the following new Standards and Interpretations:

•	Amendment to IAS19 - Employee benefits

•	Amendment to IAS27 - Separate Financial Statements

•	Amendment to IAS28 - Investments in associates and joint-ventures

•	Amendment to IAS32 and IFRS7 - Offsetting financial assets and financial liabilities

•	Amendment to IAS1 - Presentation of items of other comprehensive income

•	IFRS10 - Consolidated Financial Statements

•	IFRS11 - Joint arrangements

•	IFRS12 - Disclosures of Interests in other entities

•	IFRS13 - Fair value measurement

•	2009-2011 annual improvements to IFRS

The adoption of these Standards and Interpretations had no significant impact on the Group’s interim financial statements, except for the application of IAS 19 Revised.

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	IFRS9 - Financial Instruments - classification and valuation of financial assets

•	Amendments to IAS 36 - Recoverable Amount Disclosures for Non-Financial Assets

•	Amendment to IAS39 and IFRS9 - Novation of Derivatives and Continuation of Hedge Accounting

•	IFRIC 21 Interpretation - Levies

We are currently reviewing these standards and interpretations to measure their potential impact on our consolidated financial statements.

Change in accounting policies

Starting January 1, 2013, we have applied IAS19 revised - Employee benefits. As the application of this new standard is a change of accounting policy, all comparative financial information has been restated to present comparative amounts for each period presented as if the new accounting policy had always been applied. As a result:

•	As the Group already recognizes actuarial gains and losses in other comprehensive income (OCI), this specific amendment had no impact on the consolidated financial statements.

•

Unvested past services costs are no longer recognized as an expense on a straight-line basis over the average period until the benefits become vested, but are recognized immediately if the benefits have vested immediately following the introduction of, or changes to, a pension plan.

•

Discounting effect is now calculated on the amount of the net defined benefit liability. Interests in the profit and loss are now calculated using the discount rate used to measure the defined benefit obligation.

The adjustments resulting from the immediate recognition of past services costs are as follows:

As of January 1, 2012:

•	Increase in employee benefit liability: U.S.$17.1 million

•	Net decrease in opening retained earnings: U.S.$(10.7) million

•	Decrease in deferred tax liability: U.S.$(6.4) million

As of December 31, 2012:

•	Increase in employee benefit liability: U.S.$15.9 million

•	Net decrease in opening retained earnings: U.S.$(10.0) million

•	Decrease in deferred tax liability: U.S.$(5.9) million

Impact on our consolidated statement of operations for the nine months ended September 30, 2012:

•	Net increase in profit before tax: U.S.$1.1 million

•	Net increase in tax expense: U.S.$(0.4) million

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Change in estimate

The useful life of our “Sentinel” solid streamers was reassessed from 7 to 6 years. Accordingly, starting January 1, 2013, we calculated depreciation expenses over the revised useful life for the remaining periods. This change has been applied prospectively and does not affect previous years. The effect of this change for the nine months ended September 30, 2013 is as follows:

•	Increase in depreciation expenses in operating income of U.S.$9.9 million,

•	Decrease in the carrying amount of property, plant and equipment of U.S.$9.9 million

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after sales”).

Pre-commitments - Generally, we obtain commitments from a limited number of customers before a seismic/geological project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing on the balance sheet in the line item “Advance billings to customers”.

Once production has started, we recognize pre-commitments as revenue as services are rendered, based on the physical progress of the project.

After sales - Generally, we grant a license entitling non-exclusive access to a complete and ready-for-use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. We provide a warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects, which the client may exercise during the thirty days from execution and access. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements - We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data, if the corresponding revenue can be reliably estimated. We provide a warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects, which the client may exercise during the thirty days from execution and access. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and we recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical/geological sales or services

Revenues from our other geophysical/geological sales or services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic or geological surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

Depending on the category of the survey, we generally use amortization rates from 50% to 83.3% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

Starting from the data delivery date, a minimum straight-line depreciation scheme is applied over a five-year period for seismic surveys and a seven-year period for geological surveys, if total accumulated depreciation from the applicable amortization rate is below this minimum level. However, for our offshore Brazilian multi-client library, given the repeated delays of new licensing rounds, we made a change of estimate, effective April 1, 2012 with prospective effect, by applying a minimum straight-line depreciation over 7 years.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses - net”. Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses - net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

We amortize capitalized developments costs over five years.

Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2—ACQUISITIONS AND DIVESTITURES

Acquisition of Fugro’s Geoscience Division

On January 31, 2013, we completed the acquisition of Fugro’s Geoscience Division, with the exception of the Airborne activity and certain minor assets. We paid to Fugro an amount of €703 million (U.S.$953 million) after deduction of U.S.$281 million due by Fugro to increase its shareholding in the Seabed joint venture to 60%. In addition, Fugro extended to us a €125 million vendor loan with a 5 year maturity and bearing an interest rate of 5.5% per annum, which increased to €225 million at the effective date of the acquisition of the airborne business. We repaid €112.5 million of the vendor loan on August 21, 2013.

On September 2, 2013, we completed the acquisition of Fugro’s Airborne activity upon obtaining the main administrative authorizations.

The total purchase price, before finalization of purchase price adjustment, notably on working capital, amounted to U.S.$1,569 million, leading to a preliminary recognition of goodwill of U.S.$725 million.

The amounts of net assets acquired and liabilities assumed recognized at the acquisition date are as follows:

Fair value (in millions of U.S.$)
Cash & cash equivalents	29
Current assets (liabilities), net	37
Vessels and fixed assets, net (1)	624
Other non-current assets, net	10
Intangible assets, net (1)	84
Customer relationships (weighted-average life of 14 years)	56
Multi-client geological data library (maximum life of 7 years) (2)	41
Financial debt	(4)
Non-current liabilities	(33)
Total identifiable net assets acquired	844
Preliminary goodwill	725
Purchase price consideration	1,569

(1)	The fair values of two vessels and their related equipment and technologies were determined by using comparable market data.
(2)	The fair value of the Robertson’s geological data library was determined by using a relief from royalty approach.

None of the goodwill recognized is expected to be deductible for income tax purposes.

Closing of the Seabed Joint-Venture with Fugro

The closing of the joint-venture Seabed Geosolutions BV between CGG and Fugro took place on February 16, 2013. The investment amounted to U.S.$217.0 million. We hold 40% of the share-capital of Seabed Geosolutions BV. This entity has been accounted for under equity method since then.

The following table summarizes the consideration received for the contribution of our Shallow water and OBC businesses and the carrying value of the assets contributed:

(in millions of U.S.$)
Consideration received
Credit note (1)	281
Fair value of our shares in Seabed Geosolution BV	217
Total consideration received	498

Carrying value of the contributed assets and liabilities
Cash	9
Goodwill	313
Other assets and liabilities	91
Total carrying value of the contributed assets and liabilities	413
Net gain realized	85

(1)	This relates to the amount due by Fugro and offsets partially the gross cash paid for the acquisition of the Fugro’s Geoscience Division (see above)

The gain arising from our contribution (U.S.$413.0 million, including U.S.$8.8 million cash) to this entity was recorded in the line item Other revenues (expenses) net in our statement of operations for an amount of U.S.$84.5 million.

Sale of the Company’s shareholding interest in Spectrum ASA

On February 20, 2013, we sold all of the remaining shares we held in Spectrum ASA at NOK 47.50 per share. We recognized a U.S.$19.8 million gain recorded in the line item “Other revenues (expenses) net” in our consolidated statement of operations.

Creation of a ship management joint-venture with Louis Dreyfus Armateurs Group (LDA)

On April 16, 2013, CGG and Louis Dreyfus Armateurs Group (LDA) created a ship management joint-venture, GeofieLD Ship Managements Services SAS. Co-owned 50% by CGG and 50% by Louis Dreyfus Armateurs Group, the new joint-venture provides maritime ship management services for CGG’s high-capacity 3D seismic vessels. The company has been accounted for under equity method in our financial statements since this date.

NOTE 3—RECEIVABLES

In 2013, we entered into several factoring agreements with various banks. As of September 30, 2013, we had transferred U.S.$18.0 million compared to U.S.$68.2 million as of December 31, 2012 of notes receivable as part of these agreements. The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

NOTE 4—FINANCIAL DEBT

Gross financial debt as of September 30, 2013 was U.S.$2,688.7 million compared to U.S.$2,305.2 million as of December 31, 2012.

Vendor loan granted by Fugro

In connection with the Fugro’s Geoscience Division acquisition, Fugro granted to us, on January 31, 2013, a €125 million vendor loan with a 5 year maturity bearing an interest rate of 5.5% per annum, which was increased to €225 million at the date of effective acquisition of the Airborne business.

On August 21, 2013, we repaid an amount of €112.5 million under the vendor loan to Fugro. The outstanding amount as of September 30, 2013 was €112.5 million.

U.S.$200 million term loan and revolving facilities

On July 1, 2013, we entered into a 5-year U.S.$200 million financing secured by vessel assets, split into two tranches of U.S.$100 million each, the proceeds of which were used in part to reimburse the 2013 tranche of the vendor loan granted by Fugro. We entered into an interest rate swap to fix the effective rate at 4.4%.

Pursuant to this agreement, the Group is required to adhere to certain financial covenants defined as follows:

•	a minimum of Cash plus Cash Equivalents of not less than U.S.$75 million, at all times;

•	a maximum ratio of total net financial debt to EBITDA (3.00:1.00);

•	and a minimum ratio of EBITDA to total interest costs (3.00:1.00).

US revolving facility

On July 15, 2013, we entered into a new US revolving credit facility of up to U.S.$165 million with a 5-year maturity. This facility was undrawn as of September 30, 2013. Pursuant to this agreement, the Group is required to adhere to certain financial covenants defined as follows:

•	a maximum ratio of total net financial debt to EBITDA of 3.00:1 for each rolling 12-month period tested at the end of each quarter between September 30, 2013 and June 30, 2018;

•	and a minimum ratio of EBITDA to total interest costs of 4.00:1 for each rolling 12-month period tested at the end of each quarter September 30, 2013 and June 30, 2018.

U.S.$325 million Revolving Credit Agreement (French revolving facility)

On July 31, 2013, we entered into a new French revolving credit facility of up to U.S.$325 million with a 3-year maturity with two extension options of one year each. €65 million was drawn as of September 30, 2013.

Pursuant to this agreement, the group is required to adhere to certain financial covenants defined as follows:

•	a maximum ratio of total net financial debt to EBITDA of 3.00:1 for each rolling 12-month period tested at the end of each quarter between September 30, 2013 and June 30, 2016;

•	and a minimum ratio of EBITDA to total interest costs of 4.00:1 for each rolling 12-month period tested at the end of each quarter between September 30, 2013 and June 30, 2016.

Redemption of 9 1⁄2 % Senior Notes due 2016

On August 21, 2013, we redeemed U.S.$125 million aggregate principal amount of our U.S.$350 million 9 1⁄2% senior notes due 2016 at a price of 104.75% plus accrued interest. This redemption was financed through the financing arrangements described immediately above. Accelerated amortization of deferred expenditures and penalties for early repayment were recorded for U.S.$4.3 million and U.S.$5.9 million, respectively.

NOTE 5—ANALYSIS BY SEGMENT AND GEOGRAPHIC AREA

We previously reported our results on the basis of two segments: Geophysical Services and Geophysical Equipment. As a result of the acquisition of Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we have been organized in three Divisions:

•	Acquisition segment, which comprises the following business lines:

•	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client;

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises the following business lines:

•	Multi-clients, Basin data and Data Management: seismic and geological data undertaken by us and licensed to a number of clients on a non-exclusive basis and data management services;

•	Imaging and Reservoir: processing and imaging of geophysical data and reservoir characterization.

•	Equipment segment, which we conduct through Sercel, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

Inter-company transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Acquisition segment and to services rendered by the Acquisition segment to the GGR segment for the multi-client seismic library.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) EBIT for our Acquisition segment is presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Acquisition segment; and (ii) capital expenditures for our Acquisition segment are presented after elimination of inter-segment margin.

EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is defined as total assets excluding cash and cash equivalents less (i) current liabilities excluding bank overdrafts and current portion of financial debt and (ii) non-current liabilities excluding financial debt.

The following tables also present operating revenues and EBIT by reportable segment, and operating revenues by geographic area (by location of customers).

Analysis by reportable segment

	Three months ended September 30,
	2013					2012 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	423.0	298.1	186.9	—	908.0	394.3	239.6	221.1	—	855.0
Inter-segment revenues	144.9	—	35.8	(180.7)	—	133.1	—	61.8	(194.9)	—
Operating revenues	567.9	298.1	222.7	(180.7)	908.0	527.4	239.6	282.9	(194.9)	855.0

Depreciation and amortization (excluding multi-client surveys)	(83.6)	(17.0)	(11.5)	—	(112.1)	(63.9)	(7.5)	(11.2)	—	(82.6)

Depreciation and amortization of multi-client surveys	—	(96.2)	—	—	(96.2)	—	(92.6)	—	—	(92.6)

Share of income in companies accounted for under equity method (1)	9.9	(0.1)	—	(15.6)	(5.8)	11.2	1.4	—	—	12.6

Earnings before interest and tax (2)	42.2	54.3	51.0	(74.3)	73.2	36.5	53.0	92.5	(54.8)	127.2

Capital expenditures (excluding multi-client surveys) (3)	53.7	11.2	16.1	(2.3)	78.7	53.3	7.3	9.4	7.3	77.3

Investments in multi-client surveys, net cash	—	124.7	—	—	124.7	—	125.7	—	—	125.7

(1)	Operational results of companies accounted for under equity method were U.S.$(5.7) million and U.S.$15.7 million for the three months ended September 30, 2013 and 2012, respectively.
(2)

For the three months ended September 30, 2013, “eliminations and other” include general corporate expenses of U.S.$(12.2) million, U.S.$(40.7) million of intra-group margin and U.S.$(21.4) million of non-recurring items related to the Fugro Geoscience transaction: (i) restructuring costs, net of reversal of provisions, of U.S.$3.4 million mainly related to the acquired vessels from Fugro; (ii) acquisition and integration costs of U.S.$(9.2) million; and (iii) share of income of our Seabed joint-venture of U.S.$(15.6) million.

For the three months ended September 30, 2012, general corporate expenses amounted to U.S.$13.0 million.

(3)	Capital expenditures include capitalized development costs of U.S.$16.5 million and U.S.$6.9 million for the three months ended September 30, 2013 and 2012, respectively.

	Nine months ended September 30,
	2013					2012 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total

Revenues from unaffiliated customers	1,321.0	924.6	564.8	—	2,810.4	1,106.0	658.4	708.2	—	2,472.6
Inter-segment revenues	446.3	—	162.9	(609.2)	—	270.7	—	207.7	(478.4)	—
Operating revenues	1,767.3	924.6	727.7	(609.2)	2,810.4	1,376.7	658.4	915.9	(478.4)	2,472.6

Depreciation and amortization (excluding multi-client surveys)	(258.2)	(47.1)	(34.5)	—	(339.8)	(193.6)	(26.9)	(32.1)	—	(252.6)

Depreciation and amortization of multi-client surveys	—	(270.2)	—	—	(270.2)	—	(237.5)	—	—	(237.5)

Share of income in companies accounted for under equity method (1)	15.0	0.9	—	(15.6)	0.3	22.3	4.0	—	—	26.3

Earnings before interest and tax (2)	117.4	230.9	191.1	(186.8)	352.6	2.5	120.2	299.7	(142.3)	280.1

Capital expenditures (excluding multi-client surveys) (3)	175.7	34.7	35.6	(9.3)	236.7	250.3	22.8	21.1	(3.7)	290.5

Investments in multi-client surveys, net cash	—	359.2	—	—	359.2	—	283.1	—	—	283.1

Capital employed (4)	3.4	2.8	0.9	—	7.1	3.1	1.8	0.7	—	5.6

Total assets (4)	4.0	3.1	1.1	0.3	8.5	3.4	1.9	1.0	0.5	6.8

(1)	Operational results of companies accounted for under equity method were U.S.$(0.9) million and U.S.$36.4 million for the nine months ended September 30, 2013 and 2012, respectively.
(2)	GGR EBIT for the nine months ended September 30, 2013 includes a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the nine months ended September 30, 2013, “eliminations and other” include general corporate expenses of U.S.$(41.4) million, U.S.$(148.1) million of intra-group margin and U.S.$2.7 million of non-recurring items related to the Fugro Geoscience transaction including: (i) a gain of U.S.$84.5 million related to contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro; offset by (ii) share of income of our Seabed joint-venture of U.S.$(15.6) million; (iii) restructuring costs, net of reversal of provisions, of U.S.$(33.9) million mainly related to the acquired vessels from Fugro; and (iv) acquisition and integration costs of U.S.$(32.3) million.

For the nine months ended September 30, 2012, general corporate expenses amounted to U.S.$ 40.1 million.

(3)	Capital expenditures include capitalized development costs of U.S.$41.0 million and U.S.$21.0 million for the nine months ended September 30, 2013 and 2012, respectively.
(4)	Based on a preliminary Fugro purchase price allocation.

Analysis by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September 30,
In millions of U.S.$, except percentages	2013		2012
North America	182.3	20%	220.7	26%
Central and South Americas	79.6	9%	59.1	7%
Europe, Africa and Middle East	432.5	47%	324.8	38%
Asia Pacific	213.6	24%	250.4	29%

Total	908.0	100%	855.0	100%

	Nine months ended September 30,
In millions of U.S.$, except percentages	2013		2012
North America	605.8	22%	546.5	22%
Central and South Americas	207.5	7%	328.1	13%
Europe, Africa and Middle East	1,333.6	47%	885.3	36%
Asia Pacific	663.5	24%	712.7	29%

Total	2,810.4	100%	2,472.6	100%

NOTE 6—COMMITMENTS AND CONTINGENCIES

In July 2013, CGG do Brazil received a notice of reassessment covering the year 2009 for a total amount of U.S.$12 million from the Brazilian tax authorities. The tax authorities claim the withholding taxes and CIDE on charter payments. CGG do Brazil intends to appeal this reassessment. The Group does not expect this claim to have any material impact on the Group’s financial statements.

NOTE 7—SUBSEQUENT EVENTS

The seismic vessel Geo Atlantic was returned to its ship-owner on October 30, 2013.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

We previously reported our results on the basis of two reportable segments: Geophysical Services and Geophysical Equipment. As a result of the acquisition of Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we have been organized in three Divisions:

•	Acquisition segment, which comprises the following business lines:

•	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client;

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises the following business lines:

•	Multi-clients, Basin data and Data Management: seismic and geological data undertaken by us and licensed to a number of clients on a non-exclusive basis and data management services;

•	Imaging and Reservoir: processing and imaging of geophysical data and reservoir characterization;

•	Equipment segment, which we conduct through Sercel, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Exploration & Production companies have budgeted an overall high single-digit increase in exploration and production spending with a strong focus on international activity. After a solid growth in the first half-year 2013, we expect that growth in the second half will be softer due to delayed decisions on a few significant tenders.

See “Item 4: Information on the Company - Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2012 for a discussion of developments in the geophysical industry.

Acquisitions and divestitures

Acquisition of Fugro’s Geoscience Division

On January 31, 2013, we completed the acquisition of Fugro’s Geoscience Division with the exception of the Airborne activity and certain minor assets.

On September 2, 2013, we completed the acquisition of Fugro’s Airborne activity upon obtaining main administrative authorizations.

The total purchase price, before finalization of purchase price adjustment, notably on working capital, amounted to U.S.$1,569 million leading to a preliminary recognition of goodwill of U.S.$725 million.

Closing of the Seabed Joint-Venture with Fugro

The closing of the joint-venture Seabed Geosolutions BV between CGG and Fugro took place on February 16, 2013. We hold 40% of the share-capital of Seabed Geosolutions BV, which we account for under the equity method. A U.S.$85 million gain arising from our contribution to this entity was recognized.

Sale of the Company’s shareholding interest in Spectrum ASA

On February 20, 2013, we sold all of the remaining shares we held in Spectrum ASA at NOK 47.50 per share. A U.S.$20 million gain was recognized.

Indebtedness

Vendor loan granted by Fugro

In connection with the Fugro’s Geoscience Division acquisition, Fugro granted to us, on January 31, 2013, a €125 million vendor loan with a 5-year maturity bearing an interest rate of 5.5% per annum, which was increased to €225 million at the date of effective acquisition of the Airborne business. On August 21, 2013, we repaid an amount of €112.5 million under the vendor loan to Fugro. The outstanding amount as of September 30, 2013 was €112.5 million.

U.S.$200 million term loan and revolving facilities

On July 1, 2013, we entered into a 5-year U.S.$200 million financing secured by vessel assets, split into two tranches of U.S.$100 million each, the proceeds of which were used in part to reimburse the 2013 tranche of the vendor loan granted by Fugro. We entered into an interest rate swap to fix the effective rate at 4.4%.

Pursuant to this agreement, the Group is required to adhere to certain financial covenants defined as follows:

•	a minimum of Cash plus Cash Equivalents of not less than U.S.$75 million, at all times;

•	a maximum ratio of total net financial debt to EBITDA (3.00:1.00);

•	and a minimum ratio of EBITDA to total interest costs (3.00:1.00).

US revolving facility

On July 15, 2013, we entered into a new US revolving credit facility of up to U.S.$165 million with a 5-year maturity. This facility was undrawn as of September 30, 2013. Pursuant to this agreement, the Group is required to adhere to certain financial covenants defined as follows:

•	a maximum ratio of total net financial debt to EBITDA of 3.00:1 for each rolling 12-month period tested at the end of each quarter between September 30, 2013 and June 30, 2018;

•	and a minimum ratio of EBITDA to total interest costs of 4.00:1 for each rolling 12-month period tested at the end of each quarter between September 30, 2013 and June 30, 2018.

U.S.$325 million Revolving Credit Agreement (French revolving facility)

On July 31, 2013, we entered into a new French revolving credit facility of up to U.S.$325 million with a 3-year maturity with two extension options of one year each. €65 million was drawn as of September 30, 2013.

Pursuant to this agreement, the Group is required to adhere to certain financial covenants defined as follows:

•	a maximum ratio of total net financial debt to EBITDA of 3.00:1 for each rolling 12-month period tested at the end of each quarter between September 30, 2013 and June 30, 2016;

•	and a minimum ratio of EBITDA to total interest costs of 4.00:1 for each rolling 12-month period tested at the end of each quarter between September 30, 2013 and June 30, 2016.

Redemption of 9 1⁄2 % Senior Notes due 2016

On August 21, 2013, we redeemed U.S.$125 million aggregate principal amount of our U.S.$350 million 9 1⁄2% senior notes due 2016 at a price of 104.75% plus accrued interest. This redemption was financed through the financing arrangements described immediately above. Accelerated amortization of deferred expenditures and penalties for early repayment were recorded for U.S.$4.3 million and U.S.$5.9 million, respectively.

Backlog

Our backlog as of October 31, 2013 was U.S.$1.25 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2013 compared to three months ended September 30, 2012

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

In millions of U.S.$	Three months ended September 30,
	2013	2012

Marine acquisition	462	360
Land and Airborne acquisition	106	167
Acquisition	568	527
Multi-client, basin data and data management	145	117
Imaging and Reservoir	153	123
GGR	298	240
Equipment	223	283
Eliminations	(181)	(195)

Total consolidated	908	855

Our consolidated operating revenues for the three months ended September 30, 2013 increased 6% to U.S.$908 million from U.S.$855 million for the comparable period of 2012, mainly as a result of the acquisition of Fugro’s Geoscience Division on January 31, 2013, with a significant impact in Marine due to the integration of Fugro’s fleet as of February 1, 2013.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, increased 8% to U.S.$568 million for the three months ended September 30, 2013 from U.S.$527 million for the comparable period of 2012, mainly due to our Marine acquisition business line, despite a lower land acquisition activity.

Excluding intra-group sales, operating revenues increased 8% to U.S.$423 million for the three months ended September 30, 2013 from U.S.$394 million for the comparable period of 2012.

Marine acquisition

Operating revenues from our Marine acquisition business line for the three months ended September 30, 2013 increased 28% to U.S.$462 million from U.S.$360 million for the comparable period of 2012, mainly due to the integration of Fugro’s fleet as of February 1, 2013 and a strong operational performance. The availability rate was 89% and the production rate was at a historically high level at 94% for the three months ended September 30, 2013 compared to 93% and 90% for the three months ended September 30, 2012. 22% of our fleet was dedicated to multi-client programs for the three months ended September 30, 2013 compared to 28% for the three months ended September 30, 2012.

Land and Airborne acquisition

Operating revenues from our other acquisition businesses, including intra-group sales, decreased 37% to U.S.$106 million for the three months ended September 30, 2013, compared to U.S.$167 million for the three months ended September 30, 2012. This decrease was mainly due to the transfer of our shallow water and OBC activities into the Seabed joint venture with Fugro. The security situation in North Africa, which has impacted our land operations in 2013, is slowly improving.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended September 30, 2013 increased 24% to U.S.$298 million from U.S.$240 million for the comparable period of 2012 due to strong performance across all business lines.

Multi-clients, Basin data and data management

Multi-client and Basin data revenues increased 24% to U.S.$145 million for the three months ended September 30, 2013 from U.S.$117 million for the three months ended September 30, 2012.

Prefunding revenues increased 8% to U.S.$97 million for the three months ended September 30, 2013 compared to U.S.$89 million for the three months ended September 30, 2012, mainly focused in the Gulf of Mexico with the continuation of our IBALT program and in the North Sea. The cash prefunding rate was 79% for the three months ended September 30, 2013 compared to 71% for the three months ended September 30, 2012. After sales decreased to U.S.$26 million for the three months ended September 30, 2013 from U.S.$27 million for the three months ended September 30, 2012.

Imaging & Reservoir

Operating revenues from our Imaging & Reservoir business line increased 25% to U.S.$153 million for the three months ended September 30, 2013 from U.S.$123 million for the comparable period of 2012. Demand for imaging and reservoir characterization activities remained strong.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 21% to U.S.$223 million for the three months ended September 30, 2013 from U.S.$283 million for the comparable period of 2012. This decrease was due to temporary weakness in demand for marine equipment which represented 34% of total revenue, while sales were strong in Eastern Europe and Russia.

Internal sales represented 16% of total revenue for the three months ended September 30, 2013.

Excluding intra-group sales, operating revenues for our Equipment segment decreased 15% to U.S.$187 million for the three months ended September 30, 2013 from U.S.$221 million for the comparable period of 2012.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 8% to U.S.$714 million for the three months ended September 30, 2013 from U.S.$661 million for the comparable period of 2012, mainly due to the integration of Fugro’s Geoscience Division. The multi-client amortization expenses correspond to 74% of multi-client revenues for the three months ended September 30, 2013 compared to 80% for the comparable period of 2012. As a percentage of operating revenues, cost of operations increased to 79% for the three months ended September 30, 2013 from 77% for the comparable period of 2012. Gross profit decreased 1% to U.S.$194 million for the three months ended September 30, 2013 from U.S.$195 million for the comparable period of 2012, representing 21% and 23% of operating revenues, respectively.

Research and development expenditures increased 58% to U.S.$33 million for the three months ended September 30, 2013, from U.S.$21 million for the comparable period of 2012, representing 4% and 2% of operating revenues, respectively.

Marketing and selling expenses increased 43% to U.S.$32 million for the three months ended September 30, 2013 from U.S.$22 million for the comparable period of 2012.

General and administrative expenses increased 27% to U.S.$56 million for the three months ended September 30, 2013 from U.S.$44 million for the comparable period of 2012 mainly due to the expanded perimeter and integration costs. As a percentage of operating revenues, general and administrative expenses represented 6% and 5% of operating revenues, respectively.

Other revenues amounted to U.S.$6 million for the three months ended September 30, 2013, mainly due to the reversal of unused provisions for Marine restructuring costs. Other revenues of U.S.$7 million for the three months ended September 30, 2012 were mainly related to the gain on sale of Spectrum shares.

Equity in Income of Affiliates

Losses from investments accounted for under the equity method amounted to U.S.$6 million for the three months ended September 30, 2013 compared to income of U.S.$13 million for the three months ended September 30, 2012, mainly due to the slow start and operational issues on one contract encountered by our Seabed Geosolutions joint venture with Fugro.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 5 to our Consolidated Financial Statements, decreased to U.S.$73 million for the three months ended September 30, 2013 from U.S.$127 million for the three months ended September 30, 2012 as a result of the factors described above.

EBIT from our Acquisition segment increased to U.S.$42 million for the three months ended September 30, 2013 from U.S.$37 million for the comparable period of 2012. EBIT margin was 7% for the three months ended September 30, 2013.

EBIT from our GGR segment increased to U.S.$54 million for the three months ended September 30, 2013 from U.S.$53 million for the comparable period of 2012. EBIT margin was 18% for the three months ended September 30, 2013.

EBIT from our Equipment segment decreased to U.S.$51 million for three months ended September 30, 2013 from U.S.$93 million for the comparable period of 2012. EBIT margin was 23% for the three months ended September 30, 2013.

Financial Income and Expenses

Cost of net financial debt increased 34% to U.S.$51 million for the three months ended September 30, 2013 from U.S.$38 million for the comparable period of 2012 mainly due to U.S.$4 million of accelerated amortization of issuing items related to the repayment of U.S.$125 million aggregate principal amount of our U.S.$350 million 9 1⁄2% senior notes due 2016, and to the convertible bonds (“OCEANE”) issued in November 2012 and the vendor loan borrowed from Fugro.

Other financial expenses amounted to U.S.$8 million for the three months ended September 30, 2013 mainly due to a U.S.$6 million call premium paid for the early partial repayment of our U.S.$350 million 9 1⁄2% senior notes as described above.

Income Taxes

Income taxes decreased to U.S.$11 million for the three months ended September 30, 2013 from U.S.$41 million for the comparable period of 2012 mainly due to the decrease of our income. The effective tax rate was 52% for the three months ended September 30, 2013 compared to 54% for the three months ended September 30, 2012, both rates being impacted by foreign deemed taxation.

Net Income

Net income was U.S.$4 million for the three months ended September 30, 2013 compared to a U.S.$48 million for the comparable period of 2012 as a result of the factors discussed above.

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Nine months ended September 30,
In millions of U.S.$	2013	2012

Marine acquisition	1,423	941
Land and Airborne acquisition	344	436
Acquisition	1,767	1,377
Multi-client, basin data and Data Management	483	317
Imaging and Reservoir	442	341
GGR	925	658
Equipment	728	916
Eliminations	(610)	(478)

Total consolidated	2,810	2,473

Our consolidated operating revenues for the nine months ended September 30, 2013 increased 14% to U.S.$2,810 million from U.S.$2,473 million for the comparable period of 2012, mainly as a result of the acquisition of Fugro’s Geoscience Division on January 31, 2013.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, increased 28% to U.S.$1,767 million for the nine months ended September 30, 2013 from U.S.$1,377 million for the comparable period of 2012, mainly due to the integration of Fugro’s fleet as of February 1, 2013.

Excluding intra-group sales, operating revenues increased 19% to U.S.$1,321 million for the nine months ended September 30, 2013 from U.S.$1,106 million for the comparable period of 2012.

Marine acquisition

Operating revenues from our Marine acquisition business line for the nine months ended September 30, 2013 increased 51% to U.S.$1,423 million from U.S.$941 million for the comparable period of 2012, mainly due to the integration of Fugro’s fleet as of February 1, 2013, which is composed of four C-Class seismic vessels and two other seismic vessels Geo Barents and Geo Atlantic, and good marine production.

Land and Airborne acquisition

Operating revenues from our other acquisition businesses, including intra-group sales, decreased 21% to U.S.$344 million for the nine months ended September 30, 2013, compared to U.S.$436 million for the nine months ended September 30, 2012. The winter campaign in North America was not as strong as last year and the land acquisition business in North Africa was progressively recovering in still challenging safety conditions.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the nine months ended September 30, 2013 increased 40% to U.S.$925 million from U.S.$658 million for the comparable period of 2012 mainly due to strong performance in all businesses.

Multi-clients, Basin data and data management

Multi-client and Basin data revenues increased 52% to U.S.$483 million for the nine months ended September 30, 2013 from U.S.$317 million for the nine months ended September 30, 2012 mainly due to the increase of prefunding revenues and higher after-sales.

Prefunding revenues were U.S.$244 million for the nine months ended September 30, 2013 compared to U.S.$177 million for the nine months ended September 30, 2012, mainly focused in the Gulf of Mexico with the continuation of our IBALT program, offshore Angola, Australia and the North Sea. The cash prefunding rate was 70% for the nine months ended September 30, 2013 compared to 62% for the nine months ended September 30, 2012.

Imaging & Reservoir

Operating revenues from our Imaging & Reservoir business line increased 30% to U.S.$442 million for the nine months ended September 30, 2013 from U.S.$341 million for the comparable period of 2012 with strong demand for high end imaging. Reservoir and geology activities continued to perform well, driven by complex geologies.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 21% to U.S.$728 million for the nine months ended September 30, 2013 from U.S.$916 million for the comparable period of 2012 mainly due to lower demand for marine equipment, with land representing 66% of sales. Internal sales represented 22% of total revenue for the nine months ended September 30, 2013.

Excluding intra-group sales, operating revenues for our Equipment segment decreased 20% to U.S.$565 million for the nine months ended September 30, 2013 from U.S.$708 million for the comparable period of 2012.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 11% to U.S.$2,184 million for the nine months ended September 30, 2013 from U.S.$1,964 million for the comparable period of 2012, mainly due to the integration of Fugro’s Geoscience Division. The multi-client amortization expenses correspond to 59% of multi-client revenues for the nine months ended September 30, 2013 compared to 75% for the comparable period of 2012. As a percentage of operating revenues, cost of operations decreased to 78% for the nine months ended September 30, 2013 from 79% for the comparable period of 2012. Gross profit increased 23% to U.S.$628 million for the nine months ended September 30, 2013 from U.S.$512 million for the comparable period of 2012, representing 22% and 21% of operating revenues, respectively.

Research and development expenditures increased 29% to U.S.$84 million for the nine months ended September 30, 2013, from U.S.$65 million for the comparable period of 2012, representing 3% of operating revenues for both periods.

Marketing and selling expenses increased 37% to U.S.$94 million for the nine months ended September 30, 2013 from U.S.$69 million for the comparable period of 2012.

General and administrative expenses increased 18% to U.S.$161 million for the nine months ended September 30, 2013 from U.S.$136 million for the comparable period of 2012 mainly due to integration costs and non-recurring items related to the Fugro transaction. As a percentage of operating revenues, general and administrative expenses represented 6% for both periods.

Other revenues amounted to U.S.$64 million for the nine months ended September 30, 2013, mainly due to (i) U.S.$20 million gain on the sale of our remaining 10% stake in Spectrum ASA, (ii) U.S.$85 million gain related to the contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro, (iii) U.S.$17 million of Fugro Geoscience Division acquisition costs, and (iv) U.S.$17 million of marine restructuring costs, net of reversal of provisions. Other revenues of U.S.$13 million for the nine months ended September 30, 2012 were mainly due to the gain on sale of Spectrum shares and the impact of the contribution of the seismic vessel Amadeus to our Vietnamese joint venture.

Equity in Income of Affiliates

Income from investments accounted for under the equity method was nil for the nine months ended September 30, 2013 compared to U.S.$26 million for the nine months ended September 30, 2012. The decrease was mainly due to the slow start of our Seabed Geosolutions joint-venture with Fugro and a lower contribution from Argas.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 5 to our Consolidated Financial Statements, amounted to U.S.$353 million for the nine months ended September 30, 2013 compared to U.S.$280 million for the nine months ended September 30, 2012 as a result of the factors described above.

EBIT from our Acquisition segment were U.S.$117 million for the nine months ended September 30, 2013 compared to U.S.$3 million for the nine months ended September 30, 2012. EBIT margin was 7% for the nine months ended September 30, 2013.

EBIT from our GGR segment were U.S.$231 million for the nine months ended September 30, 2013 compared to U.S.$120 million for the nine months ended September 30, 2012. EBIT margin was 25% for the nine months ended September 30, 2013.

EBIT from our Equipment segment were U.S.$191 million for nine months ended September 30, 2013 from U.S.$300 million for the comparable period of 2012. EBIT margin was 26% for the nine months ended September 30, 2013.

Financial Income and Expenses

Cost of net financial debt increased 25% to U.S.$144 million for the nine months ended September 30, 2013 from U.S.$116 million for the comparable period of 2012 due to the convertible bonds (“OCEANE”) issued in November 2012, the accelerated amortization of issuing items related to the early partial repayment of our U.S.$350 million 9 1⁄2% senior notes due 2016 and the vendor loan borrowed from Fugro.

Other financial expenses amounted to U.S.$12 million for the nine months ended September 30, 2013 compared to an income of U.S.$1 million for the comparable period of 2012, mainly due to a U.S.$6 million call premium paid for the early partial repayment of our U.S.$350 million 9 1⁄2% senior notes due 2016.

Income Taxes

Income taxes decreased to U.S.$77 million for the nine months ended September 30, 2013 from U.S.$87 million for the comparable period of 2012. The effective tax rate was 39% for the nine months ended September 30, 2013 compared to 62% for the nine months ended September 30, 2012, both rates being impact by foreign deemed taxation.

Net Income

Net income was U.S.$119 million for the nine months ended September 30, 2013 compared to a U.S.$79 million for the comparable period of 2012 as a result of the factors discussed above. Earnings per share was U.S.$0.64 for the nine months ended September 30, 2013 compared to U.S.$0.41 for the nine months ended September 30, 2012.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our new U.S.$165 million U.S. revolving facility and our new U.S.$325 million French revolving facility will be adequate to meet our liquidity needs for the next twelve months.

Cash Flows

Operations

Net cash provided by operating activities was U.S.$456 million for the nine months ended September 30, 2013 compared to U.S.$467 million for the comparable period of 2012. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2013 was U.S.$741 million compared to U.S.$606 million for the comparable period for 2012. Changes in working capital had a negative impact on cash from operating activities of U.S.$285 million in the nine months ended September 30, 2013 compared to a negative impact of U.S.$139 million for the comparable period for 2012, mainly due to payments to suppliers and lower factoring.

Investing activities

Net cash used in investing activities was U.S.$1,494 million in the nine months ended September 30, 2013 compared to U.S.$590 million for the nine months ended September 30, 2012.

On January 31, 2013, based on a €703 million gross payment, we paid a total consideration of U.S.$938 million (including U.S.$9 million cash contributed to our Seabed joint-venture), net of U.S.$24 million of cash acquired, for Fugro’s Geoscience Division, with the exception of the airborne activity, which was acquired during the third quarter of 2013 and financed by the vendor loan granted by Fugro.

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC with a net investment of U.S.$53 million, after an initial payment of U.S.$50 million and an additional payment of U.S.$3 million in April 2012.

During the nine months ended September 30, 2013, our capital expenditures of U.S.$237 million were mainly related to marine equipment with notably the purchase of RD sentinel streamers. During the nine months ended September 30, 2012, our capital expenditures amounted to U.S.$291 million and were mainly related to the upgrade of the seismic vessel Oceanic Champion and the purchases of land equipment.

During the nine months ended September 30, 2013, we invested U.S.$359 million in multi-client data, primarily offshore Angola and Gulf of Mexico, compared to U.S.$283 million for the nine months ended September 30, 2012.

As of September 30, 2013, the net book value of our multi-client data library was U.S.$803 million compared to U.S$604 million as of December 31, 2012.

Financing activities

Net cash used in financing activities during the nine months ended September 30, 2013 was U.S.$181 million compared to net cash used of U.S.$65 million for the nine months ended September 30, 2012.

During the nine months ended September 30, 2013, €150 million from our French revolving facility was drawn, of which €85 million was repaid before the end of the quarter.

On July 1, 2013, we entered into a 5-year U.S.$200 million vessel financing, split into two tranches of U.S.$100 million each, the proceeds of which were used to reimburse on August 21, 2013, the 2013 tranche (in an amount of €113 million) of the vendor loan granted by Fugro in connection with the acquisition of the Geoscience Division.

On August 21, 2013, we also redeemed U.S.$125 million aggregate principal amount of our U.S.$350 million 9 1⁄2% senior notes due 2016.

Net Financial debt

Net financial debt as of September 30, 2013 was U.S.$2,369 million compared to U.S.$785 million as of December 31, 2012. The ratio of net financial debt to equity was 51% as of September 30, 2013 compared to 17% as of December 31, 2012 (or 36% as of December 31, 2012 excluding the impact of the financing of the Fugro transaction).

“Gross financial debt” is defined as the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net debt to financing items of the balance sheet at September 30, 2013 and December 31, 2012:

In millions of U.S.$	September 30, 2013 (unaudited)	December 31, 2012

Bank overdrafts	5.5	4.2
Current portion of long-term debt	207.3	47.8
Financial debt	2,475.9	2,253.2

Gross financial debt	2,688.7	2,305.2
Less : cash and cash equivalents	(319.8)	(1,520.2)

Net financial debt	2,368.9	785.0

For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2012.

EBIT and EBITDAS

We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is presented as additional information because our management uses it to capture the contribution to our results of the significant businesses that we manage through our joint ventures.

We define EBITDAS as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS and related measures differently than we do. EBIT and EBITDAS are not measures of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

EBIT for the nine months ended September 30, 2013 was U.S.$353 million compared to U.S.$280 million for the comparable period of 2012, representing 13% and 11% of operating revenues, respectively.

The following table presents a reconciliation of EBIT to “operating income” for the periods indicated:

Unaudited In millions of U.S.$	Nine months ended September 30,
	2013	2012

EBIT	352.6	280.1
Less share of income in companies accounted for under equity method	(0.3)	(26.3)

Operating income	352.3	253.8

EBITDAS for the nine months ended September 30, 2013 was U.S.$909 million compared to U.S.$719 million for the comparable period of 2012, representing 32% and 29% of operating revenues, respectively.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

Unaudited In millions of U.S.$	Nine months ended September 30,
	2013	2012
EBITDAS	909.4	718.6
Other financial income (expense)	(12.4)	1.3
Variance on provisions	12.2	(4.1)
Net gain on disposal of fixed assets	(96.9)	(13.0)
Dividends received from affiliates	10.0	22.1
Other non-cash items	4.6	4.0
Income taxes paid	(86.2)	(122.8)
Change in trade accounts receivables	(66.6)	(77.7)
Change in inventories	(44.4)	(52.3)
Change in other current assets	27.9	(3.5)
Change in trade accounts payables	(165.7)	23.2
Change in other current liabilities	(33.0)	(31.1)
Impact of changes in exchange rate	(2.6)	2.2

Net cash provided by operating activities	456.3	466.9

Contractual obligations

The following table sets forth our future cash obligations as of September 30, 2013:

Unaudited	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total

Financial debt	139.7	844.5	616.0	1,136.2	2,736.4
Finance lease obligations (not discounted)	17.9	29.8	29.6	48.0	125.3
Operating leases	271.1	401.2	295.1	327.1	1,294.5
- Bareboat agreements	199.0	304.3	218.6	198.0	919.9
- Other operating lease agreement	72.1	96.9	76.5	129.1	374.6
Other long-term obligations (interests)	124.9	235.3	134.0	129.8	624.0

Total contractual cash obligations (a)	553.6	1,510.8	1,074.7	1,641.1	4,780.2

(a)	Payments in foreign currencies are converted into U.S. dollars at September 30, 2013 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 - Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	The intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Nine months ended September 30,
In millions of U.S.$	2013	2012

EBITDAS as reported	909.4	718.6
Actuarial gains (losses) on pension plan	—	(0.1)
Cancellation of IFRS capitalization of development costs	(40.7)	(21.0)

EBITDAS according to U.S. GAAP	868.7	697.5

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638 AND NO. 333-188120) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman

CGG
(Registrant)

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman
Chief Financial Officer

Date: November 7, 2013